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VIA EDGAR SUBMISSION Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Valeant Pharmaceuticals International, Inc.
Form 8-K, Filed March 15, 2016
File No. 001-14956

Dear Mr. Rosenberg:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant” or the “Company”), set forth below are responses to the comments and concerns of the staff  (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated March 18, 2016 (the “Comment Letter”) relating to the Form 8-K filed by Valeant on March 15, 2016 (File No. 001-14956) (the “Form 8-K”).

Valeant acknowledges the Staff's comments and concerns included in the Comment Letter and in discussions with the Company.  Valeant asked us to convey that comments by its personnel on the Company’s March 15, 2016 call were not intended to imply that the Staff had suggested any particular tax presentation approach.  Rather, Valeant intended to acknowledge that the Company’s decision to implement a new approach for the presentation of tax adjustments to non-GAAP earnings had arisen from interactions with the Staff over its concerns with the Company’s prior presentation.  Valeant regrets any confusion this may have caused.

As you are aware, the Form 8-K included only preliminary unaudited financial results for the fourth quarter of 2015 and did not disclose information related to earlier periods. The Company took this approach because it is restating certain prior financial statements and, as a result, was not in a position to disclose comparable prior year periods in the Form 8-K and will not be in a position to make such disclosures until the restatement process is completed.  The Company has informed us that it recognizes that any changes that it makes to the information it discloses for current periods should be addressed in the prior, comparable periods.

The Company intends to issue an earnings release in connection with the filing of its Form 10-K for the year ended December 31, 2015.  In that release, the Company has informed us that it intends to show revised calculations of non-GAAP earnings, reflecting the elimination of the tax effects of the use of tax attributes and other timing items (as discussed below), with respect to: (i) the three months ended December 31, 2015 (this will be applied to the final numbers, rather than the preliminary numbers released on March 15, 2016); (ii) the year ended December 31, 2015, (iii) the three months ended December 31, 2014, (iv) the year ended December 31, 2014 and (v) the year ended December 31, 2013.  We are supplementally providing to you the proposed form of disclosure that the Company informed us it intends to include in Table 2b contained in such earnings release, excluding certain dollar amounts that have not yet been finalized.

The Company did not proceed with the issuance of the press release furnished on the Form 8-K without giving significant consideration to the comments raised by the Staff.  In presenting its new methodology for calculating tax adjustments to non-GAAP earnings, the Company sought to address what it believed were the concerns of the Staff. As you are aware, the revised non-GAAP disclosures included in the press release furnished on the Form 8-K provided (i) the tax provision plus the tax effects of non-GAAP adjustments, and (ii) the tax effects of the use of tax attributes and other timing items.  The slides attached hereto as Exhibit A are excerpts from the investor presentation the Company made on March 15, 2016 and summarize the Company's revised approach to the disclosure of its non-GAAP financial measures.  In the March 15, 2016 earnings release and in the accompanying investor presentation slides, the Company disclosed the total tax effect broken out into two components:  (i) the tax provision plus the tax effects of non-GAAP adjustments, and (ii) the tax effects of the use of tax attributes and other timing items.  Based on the Comment Letter and our further discussions with the Staff, using the new tax presentation approach, the Company intends to eliminate the inclusion of the tax effects of the use of tax attributes and other timing items when it discloses its non-GAAP financial measures in the future.

The Comment Letter states the Staff’s view that the non-GAAP measures used by the Company give the impression that the Company could have generated $10.2 billion in pre-tax profits during the past four years without paying any significant amount of tax.  As disclosed in prior responses that the Company provided to the Staff's comments and in discussions with the Staff, the Company believes that its prior approach for presenting tax adjustments to non-GAAP earnings was reasonable based on the location of the earnings and the attributes the Company had at the times the relevant disclosures were made, and the fact that those attributes would have continued to be available (and the jurisdictions in which the non-GAAP adjustments were made would have continued to provide favorable tax treatment) even with increased pre-tax profits.  For that reason, and because of the breadth and substance of the disclosures included by the Company regarding the tax adjustments used in calculating the non-GAAP measures and discussions by Company personnel related to those measures, the Company does not believe such disclosures were misleading.  Notwithstanding this view, in response to the Staff’s concerns, the Company re-assessed its prior presentation and intends to revise its approach to the disclosure of its non-GAAP financial measures as described above.

The Company remains committed to addressing any further concerns the Staff may have.  If you have any questions with respect to the foregoing, please contact me at (212) 735-3207 or Brian V. Breheny at (202) 371-7180.

Very truly yours,

/s/ Marie Gibson

Marie Gibson

cc:	Valeant Pharmaceuticals International, Inc.
Robert Chai-Onn, Esq., General Counsel
Robert Rosiello, Chief Financial Officer

Exhibit A
Excerpt from March 15, 2016 Investor Presentation

Changes in Valeant’s Tax Reporting for 2016
Adjusted Tax Provision (Table 2a/2b)
Current Tax Effect
Total Tax Effect broken out by:
- Tax provision plus effects of Non-GAAP
   Adjustments ~10 - 15%
- Tax effects of use of tax attributes and
   other timing items ~(5%) - (10%)
Tax provision plus effect of Non-
GAAP Adjustments (only)
1 Used to calculate Adjusted EPS (Non-GAAP)
2 As shown in press tables
No Impact on Cash Flow or Actual Taxes Paid
~5%
~10 - 15%
Old tax reporting
Q4 2015
(unaudited)2
2016 forward (new tax
reporting)
~5%
Reported Tax Rate1

Q1 2016 Revised Guidance
Total Revenue
Revised
Guidance –
Old Tax
Reporting
$2.3 - 2.4 B
December
Guidance –
Old Tax
Reporting
$2.8 - $3.1 B
1 See page 2 for note on non-GAAP information and appendix
Adjusted EPS
(non-GAAP)1
$1.30 - 1.55
$2.35 - $2.55
Revised
Guidance –
New Tax
Reporting
$2.3 - 2.4 B
$1.18 - 1.43
7